ISSUER FREE WRITING PROSPECTUS
(RELATING TO PRELIMINARY PROSPECTUS
SUPPLEMENT DATED MAY 12, 2025) FILED
PURSUANT TO RULE 433 REGISTRATION
NUMBERS 333-275203 AND 333-275203-01

Equinix Europe 2 Financing Corporation LLC

€750,000,000 of 3.250% Senior Notes due 2029 (the “2029 Notes”)

€750,000,000 of 4.000% Senior Notes due 2034 (the “2034 Notes”)
(collectively, the “Notes”)

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

Issuer:	Equinix Europe 2 Financing Corporation LLC (the “Issuer”)

Issuer LEI:	254900FSZR46BPMCKI50

Guarantor:	Equinix,Inc.

Guarantor LEI:	549300EVUN2BTLJ3GT74

Ratings*:	Moody’s: Baa2 (positive)
S&P: BBB (stable)
Fitch: BBB+ (stable)

Principal Amount:	€750,000,000 of the 2029 Notes
€750,000,000 of the 2034 Notes

Coupon (Interest Rate):	2029 Notes: 3.250% per annum
2034 Notes: 4.000% per annum

Yield to Maturity:	2029 Notes: 3.286%
2034 Notes: 4.077%

Benchmark Bund:	2029 Notes: OBL 2.100% due April 12, 2029
2034 Notes: DBR 2.200% due February 15, 2034

Benchmark Bund Price and Yield:	2029 Notes: 99.960; 2.110%
2034 Notes: 97.140; 2.568%

Spread to Benchmark Bund:	2029 Notes: +117.6 bps
2034 Notes: +150.9 bps

Mid-Swap Yield:	2029 Notes: 2.216%
2034 Notes: 2.527%

Spread to Mid-Swap Yield:	2029 Notes: +107 bps
2034 Notes: +155 bps

Scheduled Maturity Date:	2029 Notes: May 19, 2029
2034 Notes: May 19, 2034

Public Offering Price:	2029 Notes: 99.867% plus accrued interest, if any, from May 19, 2025
2034 Notes: 99.429% plus accrued interest, if any, from May 19, 2025

Gross Proceeds to Issuer before Estimated Expenses:	2029 Notes: €749,002,500
2034 Notes: €745,717,500

Interest Payment Date:	2029 Notes: May 19 of each year, commencing on May 19, 2026
2034 Notes: May 19 of each year, commencing on May 19, 2026

Interest Record Date:	2029 Notes: May 4 of each year 2034 Notes: May 4 of each year

Optional Redemption:	2029 Notes:

Prior to April 19, 2029, the 2029 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the sum of (1) one hundred percent (100%) of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium equal to the excess, if any, of (i) the aggregate present value as of the date of such redemption of each euro of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such euro if such redemption had been made on April 19, 2029 (assuming the 2029 Notes matured on such date), in each case determined by discounting to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 20 basis points; over (ii) the principal amount of such 2029 Note.

On or after April 19, 2029, the 2029 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to 100.000% of the principal amount of the 2029 Notes, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

2034 Notes:

Prior to February 19, 2034, the 2034 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the sum of (1) one hundred percent (100%) of the principal amount of the 2034 Notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium equal to the excess, if any, of (i) the aggregate present value as of the date of such redemption of each euro of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such euro if such redemption had been made on February 19, 2034 (assuming the 2034 Notes matured on such date), in each case determined by discounting to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 25 basis points; over (ii) the principal amount of such 2034 Note.

On or after February 19, 2034, the 2034 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to 100.000% of the principal amount of the 2034 Notes, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the applicable series of Notes, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

Common Code:	2029 Notes: 307359634
2034 Notes: 307359677

ISIN:	2029 Notes: XS3073596341
2034 Notes: XS3073596770

Distribution:	SEC Registered (Registration Nos. 333-275203 and 333- 275203-01)

MiFID II Product Governance:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR Product Governance:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

PRIIPs:	No EU PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or in the UK.

Listing:	The Issuer will apply, following the completion of the offering of the Notes, to have each series of Notes listed on the Nasdaq Bond Exchange (“NASDAQ”) and expects trading in the Notes on NASDAQ to begin within 30 days after the original issue date.

Trade Date:	May 12, 2025

Settlement Date:	It is expected that delivery of each series of Notes will be made against payment thereof on or about May 19, 2025, which is the fifth New York business day and fifth London business day following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day immediately preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle on May 19, 2025, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors

Settlement and Trading:	Through the facilities of Euroclear Bank SA/NV and Clearstream Banking, société anonyme, Luxembourg.

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement.

Redemption Upon a Tax Event:	In the event of certain developments affecting taxation, the Notes of any series may be redeemed in whole, but not in part, at any time at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, and any Additional Amounts then due and which will become due on the Notes of the applicable series on the redemption date, subject to the rights of holders of record of the applicable series of Notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof.

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Stabilization:	Relevant stabilization regulations apply (including FCA/ICMA)

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Joint Global Coordinators and Joint Book- Running Managers:	Banco Santander, S.A.
BNP PARIBAS
J.P. Morgan Securities plc
The Toronto-Dominion Bank

Book-Running Managers:	Citigroup Global Markets Limited
Goldman Sachs& Co. LLC
HSBC Bank plc
Merrill Lynch International
MUFG Securities EMEA plc
RBC Europe Limited

Co- Managers:	Barclays Bank PLC
Deutsche Bank AG, London Branch
ING Bank N.V. Belgian Branch
Morgan Stanley & Co. International plc
Scotiabank (Ireland) Designated Activity Company
SMBC Bank International plc
Mizuho International plc
PNC Capital Markets LLC
Standard Chartered Bank
U.S. Bancorp Investments, Inc.

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s, Standard & Poor’s or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO PRIIPs KID OR UK PRIIPs KID — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or the PRIIPS Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK PRIIPs Regulation”) has been prepared as the Notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

In the EEA, the Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no KID required by the PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the UK, the Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the UK PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer or the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Banco Santander, S.A. at +34-91-257-2029; BNP PARIBAS at +1 (800) 854- 5674, J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468; or J.P. Morgan Securities LLC (for U.S. investors) at (212) 834-4533 (call collect); or The Toronto-Dominion Bank at +44 20 7628 2262.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.